UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Apollo Endosurgery, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03767D108
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03767D108	13G	Page 2 of 9

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Gagnon Securities LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization Delaware Limited Liability Company
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		1,506,920
	7.	sole dispositive power		0
	8.	shared dispositive power		1,539,507
9.	aggregate amount beneficially owned by each reporting person			1,539,507
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			6.0%
12.	type of reporting person (See Instructions)			IA, BD

CUSIP No. 03767D108	13G	Page 3 of 9

1.	Names Of Reporting Persons Gagnon Advisors, LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization Delaware Limited Liability Company
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		1,200,769
	7.	sole dispositive power		0
	8.	shared dispositive power		1,200,769
9.	aggregate amount beneficially owned by each reporting person			1,200,769
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			4.7%
12.	type of reporting person (See Instructions)			IA

CUSIP No. 03767D108	13G	Page 4 of 9

1.	Names Of Reporting Person Neil Gagnon

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with:	5.	sole voting power		162,493
	6.	shared voting power		2,794,582
	7.	sole dispositive power		162,493
	8.	shared dispositive power		2,835,985
9.	aggregate amount beneficially owned by each reporting person			2,998,478
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			11.6%
12.	type of reporting person (See Instructions)			IN

CUSIP No. 03767D108	13G	Page 5 of 9
Item 1.

(a)	Name of Issuer:	Apollo Endosurgery, Inc.

(b)	Address of Issuer’s Principal	1120 S. Capital of Texas Highway
	Executive Offices:	Building 1, Suite #300 Austin, Texas 78746

Item 2.

(a)	Name of Person Filing:

Neil Gagnon has sole voting and dispositive power over 162,493 shares of the Issuer’s Common Stock, $0.001 par value per share (the “common stock”). In addition, Mr. Gagnon has shared voting power over 2,794,582 shares of common stock and shared dispositive power over 2,835,985 shares of common stock.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC (“GS”), an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice. GS and Mr. Gagnon may be deemed to share voting power with respect to 1,506,920 shares of common stock held in the Accounts and dispositive power with respect to 1,539,507 shares of common stock held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC (“Gagnon Advisors”), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC (“GIA”), a private investment fund, may be deemed to share voting and dispositive power with respect to 1,200,769 shares of common stock held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.

(b)	Address of Principal Business Office	1370 Ave. of the Americas, 24th Floor
	or, if none, Residence:	New York, NY 10019

(c)	Citizenship:	Gagnon Securities LLC	Delaware limited liability company
		Gagnon Advisors, LLC	Delaware limited liability company
		Neil Gagnon	USA

(d)	Title of Class of Securities:	Common Stock, $0.001 par value per share

(e)	CUSIP Number:	03767D108

CUSIP No. 03767D108	13G	Page 6 of 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 03767D108	13G	Page 7 of 9
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Gagnon Securities LLC	1,539,507
		Gagnon Advisors, LLC	1,200,769
		Neil Gagnon	2,998,478

(b)	Percent of class:	Gagnon Securities LLC	6.0%
		Gagnon Advisors, LLC	4.7%
		Neil Gagnon	11.6%

Beneficial ownership information is reported as of December 31, 2020. Percentage amounts are based on 25,783,554 shares of common stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Form 10-Q filed on November 5, 2020.

The foregoing excludes shares of Common Stock issuable upon exercise of 6.0% Convertible Debentures due 2024 (the “Debentures”), because the Debentures contain a blocker provision pursuant to which they are convertible only to the extent that the number of shares of common stock issuable, together with the number of shares of common stock beneficially owned by the holder and its affiliates (excluding shares of common stock underlying unconverted or unexercised options, warrants or convertible securities, including unconverted Debentures, subject to an analogous limitation on exercise or conversion), would not exceed 9.99%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	162,493

(ii)	Shared power to vote or to direct the vote:	Gagnon Securities LLC	1,506,920
		Gagnon Advisors, LLC	1,200,769
		Neil Gagnon	2,794,582

(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	162,493

(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Securities LLC	1,539,507
		Gagnon Advisors, LLC	1,200,769
		Neil Gagnon	2,835,985

CUSIP No. 03767D108	13G	Page 8 of 9

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Person, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9.	Not Applicable

CUSIP No. 03767D108	13G	Page 9 of 9

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021

NEIL GAGNON

/s/ Neil Gagnon

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Title: Managing Member

GAGNON ADVISORS, LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Title: Chief Executive Officer